                            FOR IMMEDIATE RELEASE

--------------------------------------------------------------------------------
CONTACT:  Steven Schwartz
          Skyline Multimedia Entertainment Inc.
          (212) 564-2224
--------------------------------------------------------------------------------

               SKYLINE MULTIMEDIA ENTERTAINMENT, INC. ANNOUNCES
             SECOND EXTENSION OF EXPIRATION DATE OF COMMON STOCK
             EXCHANGE OFFERS FOR ITS CLASS A AND CLASS B WARRANTS
         TO 5:00 P.M. NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 4, 1997


         New York, New York, October 7, 1997--Skyline Multimedia Entertainment, Inc. (NASDAQ:SKYL; SKYLU) announced today that it has extended the expiration date of the exchange offers for all outstanding Class A and Class B Warrants to 5:00 p.m. New York City time, on Tuesday, November 4, 1997 unless further extended. The Company is offering to exchange one newly issued share of its Common Stock for 3.5 outstanding Class A Warrants and one newly issued share of its Common Stock for 7 outstanding Class B Warrants. The exchange offers were extended as a result of the nonfulfillment of the condition requiring minimum tender by the holders of at least 95% of outstanding Warrants of each class. The Company has received tenders for approximately 85% of the outstanding Class A Warrants and 85% of the outstanding Class B Warrants. The Company believes that extending the Expiration Date will give Warrantholders more time to review the exchange offer documents and complete the necessary paperwork in order to tender their Warrants.

         The Warrants and the Common stock are quoted on the NASDAQ Small-Cap Market. As of October 6, 1997 (or the most recent trading date available), the closing bid and last sale prices of the Common Stock, Class A Warrants and Class B Warrants reported on the NASDAQ Small-Cap Market were $1.75 and $2.094, $.407 and $.594, and $.188 and $.313, respectively. The Warrants expire by their terms on February 13, 1999, unless earlier redeemed.

         Additionally, the previously announced letter of intent with Cowen & Company with respect to a proposed financing has been terminated. The Company is seeking alternative sources for a similar financing, however, there can be no assurance that the Company will be successful in this regard or that the terms of any proposed financing will be acceptable.


         This press release doest not constitute an offer to sell or the solicitatation of an offer to buy securities, which offer is made only by means of the exchange offer documents.

         Headquartered in New York, Skyline Multimedia Entertainment, Inc. is a holding company engaged in the development and operation of state-of-the-art location-based entertainment attractions worldwide. New York Skyline, Inc. a wholly-owned subsidiary, owns and operates New York Skyride, the first flight simulator in the metropolitan New York area. The New York Skyride is located in the Empire State Building, New York's premier tourist attraction. Through Skyline Virtual Realty, Inc., the Company owns and operates XS New York, New York City's first and only virtual reality entertainment center, located in the heart of Times Square. The Company is also currently engaged in the development of additional attractions to be located at the Sydney Tower in Sydney, Australia and the Woodfield Mall in Schaumberg, Illinois outside of Chicago.